Exhibit 99.2

E-mail from the Office of the General Counsel to

MF Global Management Committee, HR personnel

and IR/Communications team

Communication Guidelines for Proposed Share Option Exchange Program

To Management Committee, HR personnel and the IR/Communications team:

Today, we filed a preliminary proxy statement with the SEC which includes our intention to seek our shareholders’ approval to implement a one-time share option exchange program for some of our employees, not including our executive officers. All MF Global employees will receive an email from Mr. Tom Connolly, Global Head of Human Resources, later today with the announcement and a link to an FAQ.

If we receive the necessary shareholder approval for the proposal, the option exchange program would give eligible employees a one-time opportunity to exchange outstanding share options granted at the time of our initial public offering for a lesser number of restricted share units.

If we receive the necessary shareholder approval for the proposal at our annual general meeting of shareholders on August 13, 2009, we will provide you and all employees with an update. Once we set a launch date for the option exchange, we will provide further information regarding the program and will hold sessions with employees to provide them the information needed to make their decisions as to whether to participate and the details of how to do so.

You should know that option exchanges are governed by SEC rules and regulations. Accordingly, we are required to file with the SEC all written and recorded information provided on the option exchange program. Since you are a member of the Management Committee, a member of HR or a member of the IR/Communications team, you will likely be asked questions by employees or outside constituents. Communications between you and employees or outside constituents are subject to these SEC requirements.

Please use the communication guidelines below when responding to questions and comments. Failure to do so could result in MF Global having to take a series of complicated (and expensive) corrective actions. The Office of the General Counsel is asking for your strict adherence to the requirements below:

•

Prior to the commencement of the option exchange program, do not guarantee that the program will be commenced by the Company or, if commenced, will start by any given date. The program is subject to shareholder approval and, if approved, the decision regarding the implementation and timing of the program will be made by our board of directors or the compensation committee of the board of directors.

•

Do not answer any questions regarding the program via email or by leaving a voicemail. SEC rules require us to file all written and recorded communications made on behalf of MF Global about the option exchange program with the SEC on the date of the communication. SEC filings are expensive (so we want to minimize the number of filings we have to make). If incorrect information is given to employees or outside constituents (or some employees or outside constituents are given additional information that no one else has), we will have to take a series of complicated (and expensive) corrective steps.

•	If you forget and leave a voicemail or send an email about the program, please immediately contact Jacqueline Giammarco or James Ho in the Office of the General Counsel.

•

Do not give any advice about whether someone should participate in the program. Eligible holders of options should consult with their own tax, financial and legal advisors for advice regarding whether or not to participate in the program.

•

Answer questions regarding the program only by referring people to the communication by Tom Connolly to all employees and the option exchange FAQ on Global Exchange (GX). Once the tender offer documents are filed with the SEC, you may refer employees to those filed materials, which will contain more information regarding the program.

•	If someone asks a question that is not covered by the materials we have provided, please refer them to Tom Connolly in HR, or Jacqueline Giammarco or James Ho in the Office of the General Counsel.

If you have any questions, please contact Tom Connolly in HR, or Jacqueline Giammarco or James Ho in the Office of the General Counsel.